UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 17, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - BOSTON SHAKER
UNDERGROUND MINE AT TROPICANA ACHIEVES COMMERCIAL PRODUCTION

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
Boston Shaker underground mine at Tropicana achieves commercial production
(JOHANNESBURG) – AngloGold Ashanti Ltd, in conjunction with its joint venture partner IGO Ltd, is pleased to announce that commercial production has been declared at the Boston Shaker underground mine at Tropicana in Western Australia.

Tropicana, located 330 kilometres east-northeast of Kalgoorlie, is managed by AngloGold Ashanti
Australia (AGAA) with a 70% interest. IGO holds a 30% interest.

Development of the Boston Shaker mine was approved in March 2019, and the mine transitioned into commercial production this month on schedule, below the A$105.7 million (US$77 million)
budget and importantly, with no recordable safety incidents.

Boston Shaker will deliver approximately 1.1 million tonnes of ore per annum at an estimated grade of 3.5 grams/tonne, contributing approximately 100,000 ounces per annum1 to gold production over a seven-year mine life.

“Underground mining at Boston Shaker will leverage further value from this high performing operation, achieving payback in just over three years with upside potential as the deposit remains open at depth,” AngloGold Ashanti SVP Australia Michael Erickson said.

“The underground mine will contribute higher grade mill feed from the current quarter onwards, improving the gold production profile and enhancing cash flow during calendar 2021-2023 when the mine plan includes periods of higher waste stripping in the Havana open pit.”

The first production stope was fired in June 2020 and underground ore production has now reached an annualized production rate of 0.7 Mtpa with the design production rate expected to be achieved in March 2021.

The commercial production milestone at Boston Shaker comes after Tropicana produced its
3 millionth ounce in March this year, just seven years after pouring first gold in September 2013.

At 100%.

Tropicana strategy and production outlook

From commencement of the operation at Tropicana the mining strategy has been designed to optimize cash flow, NPV and the delivery of ore.

The Tropicana, Havana, Havana South and Boston Shaker open pits have been mined as a series of cutbacks, sequenced and scheduled to maximize value at a mining rate that delivers the best mining unit cost for the scale of the operation. Up until June 2020 ore production from the open pits exceeded the plant capacity, allowing higher grade ore to be preferentially treated (grade streaming) while lower grade ore was accumulated on stockpiles.

Over the course of H2 2019 and H1 2020 the Tropicana pit and Havana pit were completed, in line with the mine plan. As a result, grade streaming came to an end and stockpiled ore is currently being used to supplement the mill feed from the Havana South and Boston Shaker pits.

A decision was made in the June 2020 quarter to invest in the next cutback of the Havana pit
(Stage 2) which will allow access to the deeper Havana open pit ore from 2022 onwards. While this cutback is being completed, mill feed will be sourced from the Boston Shaker open pit, supplemented by approximately 4 Mtpa of low grade (0.85 – 1.05 g/t) stockpiled ore, resulting in a lower milled grade over the period.

The lower grade will be partially offset by the Boston Shaker underground mine, which is ramping up and will be contributing at full capacity by the second half of calendar 2021. The plan remains for gold production (at 100%) in 2020 and 2021, to be between 400,000 and 450,000 oz, compared to 513,785 oz last year.

From 2022 onwards, annual gold production will normalize at between 450,000 – 500,000 oz as the low grade stockpile ore in the mill feed is displaced by a larger proportion of Boston Shaker underground ore and an increasing contribution of higher grade ore from the Havana pit, as the cutback progresses.

Figure 1 - Tonnes milled by ore source

Cost guidance

Operating costs from 2020 onwards increase with the addition of the Boston Shaker underground mine. All other costs remain stable, with open pit mining volumes being maintained year-on-year.
All-in-sustaining costs (AISC) increase due to four factors:
·
Lower production – lower year-on-year production spreading fixed costs over a smaller volume of production
·
Investment in Havana Stage 2 cut back – Total open pit mining costs are consistent with prior years. The focus shifts to waste movement as the Havana stage 2 cut-back continues through 2021 and into 2022. The benefit of the cut-back can be seen from the second half of calendar 2022 onwards as ore mining and gold production ramps back up.
·
Underground mining costs – additional mining costs with the inclusion of underground mining costs from the Boston Shaker underground mine into the operation’s cost structure
·
Non-cash cost elements – In prior years where the operation has mined and built stockpiles, costs incurred were accounted for as inventory adjustments and have had the effect of enhancing (decreasing) AISC. In 2020 and 2021, as stockpiles are drawn down, the associated costs are transferred from the balance sheet to the profit and loss statement, which has the effect adding a largely non-cash component to AISC.
Growth Opportunities
Significant potential remains to unlock known extensions of mineralisation beneath the Tropicana and Havana open pits and the extensions at depth of the Boston Shaker Underground.
Development of an underground drill drive from the Boston Shaker Decline is well advanced with a total of 240 m completed to date. The drill drive is well positioned to also provide production access to the Tropicana underground reserve should the drilling prove successful. Underground diamond drilling is scheduled for the December 2020 quarter with a decision to mine expected during 2021.
Final trade-off studies are currently being completed on the Havana Stage 3 open pit cut-back and
Havana underground to determine the optimal open pit – underground interface. A decision on the way forward for Havana Stage 3 is expected to be made during 2021.
ENDS
Johannesburg
17 September 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite
General inquiries
+27 11 637 6388/ +27 83 301 2481
cnthite@anglogoldashanti.com
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
Fundisa Mgidi
+27 11 637 6273 / +27 78 364 2080
+27 11 637 6763 / +27 82 821 5322
yrchowthee@anglogoldashanti.com
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-
looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 17, 2020
By: /s/ L MARWICK
Name: L Marwick
Title: EVP: General Counsel
and Interim Company Secretary